Sub-Item 77I and 77Q1



                     DREYFUS PREMIER TAX MANAGED GROWTH FUND


         As of May 14, 2004, the Dreyfus Premier Tax Managed Growth Fund (the "Fund"), a series of The Dreyfus/Laurel Funds, Inc. (the "Registrant") began offering Class R shares, in addition to its already existing Class A, Class B, Class C and Class T shares.

         Class R shares are sold at net asset value per share. There is no front-end sales load, contingent deferred sales charge or Rule 12b-1 fees associated with Class R shares.

         The Fund's shares are sold primarily to certain clients of brokers, dealers and other financial institutions.

         Class R shares are sold primarily to bank trust departments and other financial service providers acting on behalf of customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold shares of the Fund distributed to them by virtue of an account or relationship. Class R shares may be purchased for a retirement plan only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such plan.

         Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law or with respect to any matter which affects only one class.

         Copies of the Registrant's Articles Supplementary, designating the total number of shares of capital stock which the Registrant has authority to issue and classifying shares of the Registrant to reflect the addition of Class R shares of the Fund are attached pursuant to Item 77Q1.